# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zhengye Biotechnology Holding Ltd, CIK 0001975641
CUSIP: G989MS101
Title of class of securities: Ordinary shares, par value $0.000025 per share
Address of issuer's principal executive offices: No.1 Lianmeng Road, Jilin Economic & Technical Development Z, Jilin City, China (F4), 132101
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057331

## Reporting persons
- Securingium Holding Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 42,963,748; sole dispositive power 0; shared dispositive power 42,963,748; aggregate amount beneficially owned 42,963,748 (90.66% of the class)
  Comment: * Represents (i) 40,000,000 ordinary shares held by Securingium Holding Limited, which is (a) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector, and (b) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han; (ii) 2,278,752 ordinary shares held by Vanguards Skyline Holdings Limited, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han; (iii) and 684,996 ordinary shares held by VVAX Holdings Limited, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han, as of December 31, 2024.
  
  ** Percentage of class is calculated based on 47,391,376 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- TSet Holding Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 42,963,748; sole dispositive power 0; shared dispositive power 42,963,748; aggregate amount beneficially owned 42,963,748 (90.66% of the class)
  Comment: * Represents (i) 40,000,000 ordinary shares held by Securingium Holding Limited, which is (a) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector, and (b) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han; (ii) 2,278,752 ordinary shares held by Vanguards Skyline Holdings Limited, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han; (iii) and 684,996 ordinary shares held by VVAX Holdings Limited, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han, as of December 31, 2024.
  
  ** Percentage of class is calculated based on 47,391,376 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- Trident Trust Company (HK) Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 42,963,748; sole dispositive power 0; shared dispositive power 42,963,748; aggregate amount beneficially owned 42,963,748 (90.66% of the class)
  Comment: * Represents (i) 40,000,000 ordinary shares held by Securingium Holding Limited, which is (a) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector, and (b) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han; (ii) 2,278,752 ordinary shares held by Vanguards Skyline Holdings Limited, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han; (iii) and 684,996 ordinary shares held by VVAX Holdings Limited, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han, as of December 31, 2024.
  
  ** Percentage of class is calculated based on 47,391,376 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- Jiahe Developments Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 42,963,748; sole dispositive power 0; shared dispositive power 42,963,748; aggregate amount beneficially owned 42,963,748 (90.66% of the class)
  Comment: * Represents (i) 40,000,000 ordinary shares held by Securingium Holding Limited, which is (a) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector, and (b) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han; (ii) 2,278,752 ordinary shares held by Vanguards Skyline Holdings Limited, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han; (iii) and 684,996 ordinary shares held by VVAX Holdings Limited, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han, as of December 31, 2024.
  
  ** Percentage of class is calculated based on 47,391,376 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- Vanguards Skyline Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 42,963,748; sole dispositive power 0; shared dispositive power 42,963,748; aggregate amount beneficially owned 42,963,748 (90.66% of the class)
  Comment: * Represents (i) 40,000,000 ordinary shares held by Securingium Holding Limited, which is (a) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector, and (b) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han; (ii) 2,278,752 ordinary shares held by Vanguards Skyline Holdings Limited, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han; (iii) and 684,996 ordinary shares held by VVAX Holdings Limited, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han, as of December 31, 2024.
  
  ** Percentage of class is calculated based on 47,391,376 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- Changchun Feier Investment Center (Limited Partnership): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 42,963,748; sole dispositive power 0; shared dispositive power 42,963,748; aggregate amount beneficially owned 42,963,748 (90.66% of the class)
  Comment: * Represents (i) 40,000,000 ordinary shares held by Securingium Holding Limited, which is (a) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector, and (b) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han; (ii) 2,278,752 ordinary shares held by Vanguards Skyline Holdings Limited, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han; (iii) and 684,996 ordinary shares held by VVAX Holdings Limited, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han, as of December 31, 2024.
  
  ** Percentage of class is calculated based on 47,391,376 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- VVAX Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 42,963,748; sole dispositive power 0; shared dispositive power 42,963,748; aggregate amount beneficially owned 42,963,748 (90.66% of the class)
  Comment: * Represents (i) 40,000,000 ordinary shares held by Securingium Holding Limited, which is (a) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector, and (b) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han; (ii) 2,278,752 ordinary shares held by Vanguards Skyline Holdings Limited, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han; (iii) and 684,996 ordinary shares held by VVAX Holdings Limited, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han, as of December 31, 2024.
  
  ** Percentage of class is calculated based on 47,391,376 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- Jilin Zhengye Group Co., Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 42,963,748; sole dispositive power 0; shared dispositive power 42,963,748; aggregate amount beneficially owned 42,963,748 (90.66% of the class)
  Comment: * Represents (i) 40,000,000 ordinary shares held by Securingium Holding Limited, which is (a) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector, and (b) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han; (ii) 2,278,752 ordinary shares held by Vanguards Skyline Holdings Limited, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han; (iii) and 684,996 ordinary shares held by VVAX Holdings Limited, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han, as of December 31, 2024.
  
  ** Percentage of class is calculated based on 47,391,376 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.
- Zhenfa Han: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 42,963,748; sole dispositive power 0; shared dispositive power 42,963,748; aggregate amount beneficially owned 42,963,748 (90.66% of the class)
  Comment: * Represents (i) 40,000,000 ordinary shares held by Securingium Holding Limited, which is (a) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector, and (b) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han; (ii) 2,278,752 ordinary shares held by Vanguards Skyline Holdings Limited, which is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han; (iii) and 684,996 ordinary shares held by VVAX Holdings Limited, which is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han, as of December 31, 2024.
  
  ** Percentage of class is calculated based on 47,391,376 ordinary shares outstanding as of December 31, 2024, which information was provided by the Issuer to the Reporting Persons on December 31, 2024.

## Item 1. Issuer
Name of issuer: Zhengye Biotechnology Holding Ltd
Address of issuer's principal executive offices: No.1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin City, Jilin Province, China 132101

## Item 2. Person Filing
Name of person filing:
Securingium Holding Limited
TSset Holding Limited
Trident Trust Company (HK) Limited
Jiahe Developments Limited
Vanguards Skyline Holdings Limited
Changchun Feier Investment Center
VVAX Holdings Limited
Jilin Zhengye Group Co., Ltd.
Zhenfa Han

The shares reported herein are directly held by Securingium Holding Limited, Vanguards Skyline Holdings Limited, and VVAX Holdings Limited.

Securingium Holding Limited is (i) 99.99% owned by TSset Holding Limited, which itself is 100% owned by Trident Trust Company (HK) Limited, the trustee of Generations United Trust, with Zhenfa Han as the settlor, beneficiary, and protector; and (ii) 0.01% owned by Jiahe Developments Limited, which itself is 100% owned by Zhenfa Han. Accordingly, Zhenfa Han may be deemed to indirectly beneficially own the securities of the Issuer held by Securingium Holding Limited.

Vanguards Skyline Holdings Limited is 100% owned by Changchun Feier Investment Center (Limited Partnership), which is 64.81% owned by, and ultimately controlled by its managing partner, Zhenfa Han. Accordingly, Zhenfa Han may be deemed to indirectly beneficially own the securities of the Issuer held by Vanguards Skyline Holdings Limited.

VVAX Holdings Limited is 100% owned by Jilin Zhengye Group Co., Ltd., which is 99% owned by Zhenfa Han. Accordingly, Zhenfa Han may be deemed to indirectly beneficially own the securities of the Issuer held by VVAX Holdings Limited.
Address of principal business office or, if none, residence:
Address of Securingium Holding Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
Address of TSset Holding Limited: Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
Address of Trident Trust Company (HK) Limited: 14/F, Golden Centre, 188 Des Voeux Road, Central, Hong Kong.
Address of Jiahe Developments Limited: P.O. Box 146, Road Town, Tortola VG1110, British Virgin Islands.
Address of Vanguards Skyline Holdings Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
Address of Changchun Feier Investment Center: No. 322 Liaoning Road, Kuancheng District, Changchun City, Jilin Province, China 130051.
Address of VVAX Holdings Limited: Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
Address of Jilin Zhengye Group Co., Ltd.: No. 57 Changjiang Road, Changchun City, China 130000.
Business address of Zhenfa Han: No.1 Lianmeng Road, Jilin Economic & Technical Development Zone, Jilin City, Jilin Province, China 132101.
Citizenship:
Securingium Holding Limited: British Virgin Islands
TSset Holding Limited: British Virgin Islands
Trident Trust Company (HK) Limited: Hong Kong
Jiahe Developments Limited: British Virgin Islands
Vanguards Skyline Holdings Limited: British Virgin Islands
Changchun Feier Investment Center: China
VVAX Holdings Limited: British Virgin Islands
Jilin Zhengye Group Co., Ltd.: China
Zhenfa Han: China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Securingium Holding Limited: /s/ Zhenfa Han, Zhenfa Han/Director (02/21/2025)
- TSet Holding Limited: /s/ Zhenfa Han, Zhenfa Han/Director (02/21/2025)
- Trident Trust Company (HK) Limited: /s/ Markus Grosmann, Markus Grosmann/Director (02/21/2025)
- Jiahe Developments Limited: /s/ Zhenfa Han, Zhenfa Han/Director (02/21/2025)
- Vanguards Skyline Holdings Limited: /s/ Zhenfa Han, Zhenfa Han/Director (02/21/2025)
- Changchun Feier Investment Center (Limited Partnership): /s/ Zhenfa Han, Zhenfa Han/Director (02/21/2025)
- VVAX Holdings Limited: /s/ Zhenfa Han, Zhenfa Han/Director (02/21/2025)
- Jilin Zhengye Group Co., Ltd.: /s/ Zhenfa Han, Zhenfa Han/Director (02/21/2025)
- Zhenfa Han: /s/ Zhenfa Han, Zhenfa Han (02/21/2025)